B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2026
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Gold revenue	$789,354	$692,206	$1,948,009	$1,224,313

Cost of sales
Production costs	(236,211)	(160,363)	(470,049)	(322,357)
Depreciation and depletion	(121,085)	(102,705)	(282,321)	(192,262)
Royalties and production taxes	(107,911)	(77,701)	(261,724)	(120,507)
Other cost of sales (Note 8)	(15,862)	—	(15,862)	—
Total cost of sales	(481,069)	(340,769)	(1,029,956)	(635,126)

Gross profit	308,285	351,437	918,053	589,187

General and administrative	(18,642)	(15,783)	(35,370)	(27,585)
Share-based payments	(5,798)	(8,134)	(14,328)	(14,003)
Gain on sale of mining interests (Note 8)	292,374	—	292,374	—
Write-off of plant and equipment (Note 8)	(49,713)	—	(49,713)	—
Foreign exchange (losses) gains	(8,884)	12,781	(19,083)	19,995
Share of net income (loss) of associates (Note 9)	579	(576)	5,480	178
Non-recoverable input taxes	(2,138)	(5,431)	(4,806)	(12,277)
Community relations	(1,209)	(559)	(2,490)	(1,558)
Other income (expense)	6,649	(4,219)	(886)	(15,588)
Operating income	521,503	329,516	1,089,231	538,349

Interest and financing expense (Note 11 and 16)	(15,387)	(4,854)	(33,785)	(10,577)
Gain on dilution of associate (Note 9)	6,126	—	30,129	—
Gains (losses) on derivative instruments, net (Note 14)	73,872	(21,153)	20,055	(64,472)
Change in fair value of gold stream (Note 15)	35,720	(21,754)	16,914	(52,306)
Interest income	3,603	2,913	6,695	6,085
Other income (expense)	1,702	1,729	(127)	2,085
Income from operations before taxes	627,139	286,397	1,129,112	419,164

Current income tax, withholding and other taxes (Note 18)	(179,857)	(160,174)	(394,202)	(246,257)
Deferred income tax (expense) recovery (Note 18)	(27,662)	34,530	(109,740)	50,410
Net income for the period	$419,620	$160,753	$625,170	$223,317

Attributable to:
Shareholders of the Company	$417,334	$154,424	$617,271	$212,011
Non-controlling interests (Note 13)	2,286	6,329	7,899	11,306
Net income for the period	$419,620	$160,753	$625,170	$223,317

Earnings per share (attributable to shareholders of the Company) (Note 12)
Basic	$0.31	$0.12	$0.46	$0.16
Diluted	$0.29	$0.10	$0.42	$0.14

Weighted average number of common shares outstanding (in thousands) (Note 12)
Basic	1,331,711	1,321,740	1,336,219	1,320,074
Diluted	1,489,867	1,477,021	1,495,062	1,473,509
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Net income for the period	$419,620	$160,753	$625,170	$223,317

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
(Loss) gain on long-term investments, net of deferred income tax (Note 7)	(16,804)	6,028	(68,018)	42,315
Other comprehensive (loss) income for the period	(16,804)	6,028	(68,018)	42,315
Total comprehensive income for the period	$402,816	$166,781	$557,152	$265,632

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(16,804)	$6,028	$(68,018)	$42,315
Non-controlling interests	—	—	—	—
	$(16,804)	$6,028	$(68,018)	$42,315

Total comprehensive income attributable to:
Shareholders of the Company	$400,530	$160,452	$549,253	$254,326
Non-controlling interests	2,286	6,329	7,899	11,306
	$402,816	$166,781	$557,152	$265,632

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Operating activities
Net income for the period	$419,620	$160,753	$625,170	$223,317
Non-cash charges, net (Note 19)	(179,606)	140,163	146,332	321,593
Delivery into prepaid sales (Note 16)	(145,927)	—	(291,222)	—
Changes in non-cash working capital (Note 19)	(118,441)	28,862	29,543	14,022
Changes in long-term inventory	(31,144)	(30,326)	(30,224)	(41,283)
Changes in long-term value added tax receivables	(23,257)	(44,371)	(18,873)	(83,780)
Cash (used) provided by operating activities	(78,755)	255,081	460,726	433,869

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 11)	—	—	—	445,913
Revolving credit facility draw downs (Note 11)	—	—	25,000	—
Revolving credit facility repayments (Note 11)	(75,000)	—	(175,000)	(400,000)
Equipment loan facility draw downs (Note 11)	—	3,314	—	12,304
Equipment loan facility repayments (Note 11)	(2,079)	(4,155)	(4,397)	(8,557)
Interest and commitment fees paid	(1,562)	(1,148)	(10,306)	(4,642)
Cash proceeds from stock option exercises (Note 12)	11,128	3,936	38,081	6,167
Repurchase of common shares (Note 12)	(92,337)	—	(171,898)	—
Dividends paid (Note 12)	(25,948)	(25,959)	(52,256)	(51,511)
Principal payments on lease arrangements (Note 11)	(5,339)	(8,441)	(12,135)	(11,413)
Distributions to non-controlling interests (Note 13)	(5,461)	(9,435)	(16,991)	(17,617)
Realized loss on derivative instruments (Note 14)	(71,407)	—	(141,175)	—
Other	(35)	(4)	66	(4,271)
Cash used by financing activities	(268,040)	(41,892)	(521,011)	(33,627)

Investing activities
Capital expenditures on mining interests:
Fekola Mine	(39,567)	(53,379)	(86,652)	(117,382)
Goose Mine	(67,604)	(143,484)	(138,279)	(238,296)
Masbate Mine	(14,879)	(17,499)	(30,798)	(25,232)
Otjikoto Mine	(7,676)	(4,709)	(14,889)	(8,316)
Fekola Regional Properties	(28,377)	(5,004)	(44,299)	(8,173)
Gramalote Project	(7,849)	(5,151)	(17,026)	(11,944)
Other exploration (Note 19)	(12,809)	(13,878)	(24,499)	(19,474)
Cash proceeds on sale of mining interest, net of transaction costs (Note 8)	324,892	—	324,892	—
Cash proceeds on sale of long-term investments, (Note 7)	18,076	—	18,076	—
Purchase of long-term investments (Note 7)	(3,598)	(1,318)	(3,598)	(3,126)
Funding of reclamation accounts	(2,883)	(5,027)	(3,244)	(6,448)
(Purchase) redemption of short-term investments	(639)	17,690	1,647	11,618
Other	(77)	(4,683)	(358)	(4,745)
Cash provided (used) by investing activities	157,010	(236,442)	(19,027)	(431,518)

Decrease in cash and cash equivalents	(189,785)	(23,253)	(79,312)	(31,276)

Effect of exchange rate changes on cash and cash equivalents	(3,033)	1,621	(17,230)	2,796

Cash and cash equivalents prior to restatement for amendments to IFRS 9	—	—	380,424	—
Adjustment on adoption of IFRS 9 amendments on January 1, 2026 (Note 3)	—	—	2,694	—
Cash and cash equivalents, beginning of period	479,394	330,123	383,118	336,971
Cash and cash equivalents, end of period	$286,576	$308,491	$286,576	$308,491

Supplementary cash flow information (Note 19)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2026	As at December 31, 2025
Assets
Current
Cash and cash equivalents	$286,576	$380,424
Receivables, prepaids and other (Note 5)	85,214	58,293
Value-added and other tax receivables	33,327	63,732
Inventories (Note 6)	696,874	627,225
	1,101,991	1,129,674

Long-term investments (Note 7)	193,676	286,066
Value-added tax receivables	312,381	276,035
Mining interests (Note 8)	3,775,764	3,760,337
Investments in associates (Note 9)	134,272	98,183
Long-term inventories (Note 6)	123,804	177,595
Other assets (Note 10)	83,179	74,986
Deferred income taxes	24,184	76,440
	$5,749,251	$5,879,316
Liabilities
Current
Accounts payable and accrued liabilities	$189,448	$174,802
Current income and other taxes payable	316,133	267,073
Current portion of prepaid gold sales (Note 16)	—	285,458
Current portion of long-term debt (Note 11)	32,608	33,870
Current portion of derivative instruments (Note 14)	94,006	237,308
Current portion of gold stream obligation (Note 15)	27,200	24,500
Current portion of mine restoration provisions	16,921	18,114
Other current liabilities	20,554	20,131
	696,870	1,061,256

Long-term debt (Note 11)	423,478	564,440
Gold stream obligation (Note 15)	230,100	258,231
Mine restoration provisions	146,759	151,293
Deferred income taxes	198,214	151,343
Employee benefits obligation	25,113	25,103
Other long-term liabilities	24,123	26,134
	1,744,657	2,237,800
Equity
Shareholders’ equity
Share capital (Note 12)	3,578,473	3,607,005
Contributed surplus	140,222	151,218
Accumulated other comprehensive (loss) income	(12,063)	55,955
Retained earnings (deficit)	265,245	(220,613)
	3,971,877	3,593,565
Non-controlling interests (Note 13)	32,717	47,951
	4,004,594	3,641,516
	$5,749,251	$5,879,316

Commitments (Note 21)

Approved by the Board	"Michael Cinnamond"	Director	"Mary-Lynn Oke"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2026
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2025	1,340,622	$3,607,005	$151,218	$55,955	$(220,613)	$47,951	$3,641,516

Net income for the period	—	—	—	—	617,271	7,899	625,170
Dividends (Note 12)	255	1,169	290	—	(53,807)	—	(52,348)
Loss on investments, net of deferred income tax (Note 7)	—	—	—	(68,018)	—	—	(68,018)
Shares issued on exercise of stock options	10,641	38,081	—	—	—	—	38,081
Shares issued on vesting of RSUs	3,076	10,101	(10,101)	—	—	—	—
Shares issued on vesting of PSUs	1,457	5,288	(5,288)	—	—	—	—
Share repurchased and cancelled under Normal Course Issuer Bid (Note 12)	(34,980)	(94,292)	—	—	(77,606)	—	(171,898)
Transactions with non-controlling interests (Note 13)	—	—	—	—	—	(23,133)	(23,133)
Share-based payments	—	—	15,224	—	—	—	15,224
Transfer to share capital on exercise of stock options	—	11,121	(11,121)	—	—	—	—
Balance at June 30, 2026	1,321,071	$3,578,473	$140,222	$(12,063)	$265,245	$32,717	$4,004,594

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	212,011	11,306	223,317
Dividends (Note 12)	380	1,259	455	—	(53,335)	—	(51,621)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 11)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax	—	—	—	42,315	—	—	42,315
Shares issued on exercise of stock options	2,388	6,167	—	—	—	—	6,167
Shares issued on vesting of RSUs	2,072	6,870	(6,870)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	(17,337)	(17,337)
Share-based payments	—	—	10,568	—	—	—	10,568
Transfer to share capital on exercise of stock options	—	2,306	(2,306)	—	—	—	—
Balance at June 30, 2025	1,322,881	$3,526,873	$160,468	$(60,456)	$(356,943)	$46,601	$3,316,543

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines: the Fekola Mine in Mali, the Goose Mine in Canada, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali, Canada and Kazakhstan.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on August 6, 2026.

3 Recent accounting pronouncements

New accounting standards adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system. For a financial liability settled in cash using an electronic payment system, the amendments permit an entity to deem the financial liability to be discharged before the settlement date provided certain criteria are met.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The Company adopted the Amendments effective January 1, 2026. The Company decided to apply the accounting policy choice permitted by the Amendments to determine the settlement date for electronic payments based on the date preceding actual settlement.

As a result of the adoption of the Amendments, the Company adopted changes to its accounting policy around derecognition of financial liabilities. The Company generally derecognizes financial liabilities on the settlement date, which is the date on which the liability is extinguished, because the Company’s obligations are discharged, cancelled or have expired. However, when the Company is using an electronic payment system, a financial liability is derecognized when the payment instructions are issued if the following conditions are met:
•Once the Company initiated a payment instruction, it has no practical ability to withdraw, stop or cancel the payment and no practical ability to access the cash that will be used for settlement.
•The settlement risk associated with the electronic payment system is insignificant.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Amendments have been applied prospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment resulted in $3 million increase to the Cash and cash equivalents as at January 1, 2026, in the Condensed Interim Statement of Cash Flows.

Pronouncements issued but not yet effective

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided, management-defined performance measures ("MPMs"), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the notes to the financial statements. IFRS 18 provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes to the financial statements. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified as other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early adoption is permitted.

The Company is still continuing to assess and quantify the effect of IFRS 18 on our consolidated financial statements. The standard is expected to result in changes to the presentation of the consolidated statements of operations, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also have enhanced note disclosures on any identified MPMs. The Company expects to apply IFRS 18 on its effective date, with full retrospective application including restated comparative information.

4 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Notes 14, 15 and 17), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties obligation.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development project. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at June 30, 2026 included amounts for the Fekola Mine of $274 million (December 31, 2025 - $244 million), for the Masbate Mine of $14 million (December 31, 2025 – $11 million), and for the Gramalote Project of $25 million (December 31, 2025 - $22 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5 Receivables, prepaids and other

	June 30, 2026	December 31, 2025
	$	$

Prepaid expenses	24,427	13,251
Supplier advances	27,725	10,097
Insurance claim receivable	12,600	5,000
Current portion of derivative instruments	6,801	—
Short-term investments	3,456	4,868
Prepaid royalties	—	13,482
Other receivables	10,205	11,595
	85,214	58,293

6 Inventories

The current inventories balance is made up as follows:

	June 30, 2026	December 31, 2025
	$	$

Gold and silver bullion	84,113	67,438
In-process inventory	30,205	45,820
Ore stock-pile inventory	74,545	79,119
Materials and supplies	508,011	434,848
	696,874	627,225

The long-term inventories balance is made up as follows:

	June 30, 2026	December 31, 2025
	$	$

Ore stock-pile inventory	59,131	77,292
Materials and supplies	64,673	100,303
	123,804	177,595

Current ore stock-pile inventory as at June 30, 2026 includes amounts for the Goose Mine of $30 million (December 31, 2025 - $42 million), for the Masbate Mine of $15 million (December 31, 2025 - $13 million), for the Otjikoto Mine of $15 million (December 31, 2025 – $4 million) and for the Fekola Mine of $15 million (December 31, 2025 - $20 million).

Long-term stock-pile inventory as at June 30, 2026 includes amounts for the Otjikoto Mine of $48 million (December 31, 2025 – $58 million), for the Masbate Mine of $10 million (December 31, 2025 - $10 million), and for the Fekola Mine of $0 million (December 31, 2025 - $9 million).

Long-term supplies inventory are supplies for the Goose Mine that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Long-term investments

	June 30, 2026			December 31, 2025
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	47,303	105,891	153,194	47,303	167,569	214,872
Prospector Metals Corp.	15,362	11,020	26,382	13,672	12,944	26,616
St. Augustine Gold & Copper Ltd.	20,174	(11,088)	9,086	20,193	2,166	22,359
AuMEGA Metals Ltd.	5,747	(2,271)	3,476	3,839	(1,810)	2,029
Founders Metals Inc.	—	—	—	13,256	6,388	19,644
Other	15,021	(13,483)	1,538	14,298	(13,752)	546
	103,607	90,069	193,676	112,561	173,505	286,066

During the six months ended June 30, 2026, the Company disposed of 6 million shares in Founders Metals Inc. at an average price of Cdn. $4.15 per share for total proceeds of $18 million.

During the six months ended June 30, 2026, the Company purchased 2 million shares in Prospector Metals Corp. at an average cost of Cdn. $1.49 per share for a total cost of $2 million.

During the six months ended June 30, 2026, the Company purchased 66 million shares in AuMEGA Metals Ltd. at an average cost of Cdn. $0.04 per share for a total cost of $2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	223,411	189,927	446,558	47,209	907,105
Capitalized interest	—	—	54,989	—	54,989
Disposals and write-downs	(350,469)	(92,072)	—	(5,118)	(447,659)
Transfers	315,323	1,440,460	(1,755,783)	—	—
Change in mine restoration provision estimates	17,788	—	—	543	18,331

Balance at December 31, 2025	3,558,696	3,626,057	9,599	704,943	7,899,295
Additions	170,630	176,263	9,604	28,929	385,426
Capitalized interest	—	—	30	—	30
Disposals and write-downs	(435)	(77,587)	—	(39,190)	(117,212)
Change in mine restoration provision estimates	(7,861)	—	—	—	(7,861)

Balance at June 30, 2026	3,721,030	3,724,733	19,233	694,682	8,159,678

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(264,064)	(234,096)	—	—	(498,160)
Disposals and write-downs	350,469	83,827	—	—	434,296

Balance at December 31, 2025	(2,365,771)	(1,438,320)	—	(334,867)	(4,138,958)
Depreciation and depletion	(144,651)	(123,161)	—	—	(267,812)
Disposals and write-downs	435	22,421	—	—	22,856

Balance at June 30, 2026	(2,509,987)	(1,539,060)	—	(334,867)	(4,383,914)

Net book value at December 31, 2025	1,192,925	2,187,737	9,599	370,076	3,760,337

Net book value at June 30, 2026	1,211,043	2,185,673	19,233	359,815	3,775,764

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Finland Properties

On April 23, 2026, the Company completed the sale of its 70% interest in Fingold Ventures Ltd., which holds several claims in Northern Finland ("Finland Properties") to Agnico Eagle Mines Limited in exchange for cash proceeds of $325 million. The gain on sale of $292 million was recorded in Gain on sale of mining interests in the Condensed Interim Consolidated Statement of Operation as outlined below:

$
Proceeds from sale:
Cash consideration	325,000
Transaction costs	(108)
Total proceeds from sale, net of transaction costs	324,892

Total assets sold	39,190
Total non-controlling interest sold	(6,672)
Net assets sold	32,518

Gain on disposal of Finland Properties	292,374

Goose Mine

On April 17, 2026, the Company announced a fire had occurred in certain areas of the crushing circuit at the Goose Mine. In accordance with IAS 16, Property, plant and equipment, the Company assessed that components of plant and equipment with a net book value of $50 million (cost of $51 million less accumulated depreciation of $1 million) were damaged in the event. These assets have been assessed have no future benefit and have been written-off in the Condensed Interim Consolidated Statement of Operations for the three months ended June 30, 2026. The Company is still in the process of inspecting the full damage caused by the fire and these estimates could change. The Goose Mine remained operational throughout the second quarter, but with a limited milling capacity. In accordance with IAS 2, Inventories, the Company has recorded an expense of $16 million for costs that do not form part of producing inventory during the period. These costs, related to the suspension of crushing operations and non-capital crusher repair activities at the Goose Mine, have been recorded as Other cost of sales in the Condensed Interim Consolidated Statement of Operations for the three months ended June 30, 2026.

Other

During the six months ended June 30, 2025, the company wrote-off $5 million related to non-core exploration and evaluation properties that it no longer plans to proceed with.

9 Investment in associates

	Versamet	Other	Total
	$	$	$

Balance at December 31, 2024	87,067	4,350	91,417
Share of net income (loss)	2,566	(3,321)	(755)
Interests acquired	—	7,521	7,521

Balance at December 31, 2025	89,633	8,550	98,183
Share of net income (loss)	8,884	(3,404)	5,480
Gain on dilution	30,129	—	30,129
Interests acquired	—	480	480

Balance at June 30, 2026	128,646	5,626	134,272

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Versamet

During the six month ended June 30, 2026, the Company's associate Versamet issued shares to other third parties, including a bought deal financing and a private placement. As a result of the Versamet shares issued, the Company's interest in Versamet was diluted from 33% to 28%, resulting in a gain on dilution of $30 million recorded in the Condensed Interim Consolidated Statement of Operations for the six months ended June 30, 2026.

10 Other assets

	June 30, 2026	December 31, 2025
	$	$

Reclamation deposits	70,908	68,808
Restricted cash	6,042	6,109
Deferred financing costs (Note 11)	5,174	—
Other	1,055	69
	83,179	74,986

As at June 30, 2026, reclamation deposits include amounts for the Fekola Mine of $29 million (December 31, 2025 - $27 million), for the Otjikoto Mine of $24 million (December 31, 2025 – $23 million), for the Goose Mine of $13 million (December 31, 2025 - $14 million) and for the Masbate Mine of $4 million (December 31, 2025 - $5 million).

11 Long-term debt

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2025	375,295	143,787	27,018	52,210	598,310
Drawdowns	—	25,000	—	—	25,000
Debt repayments	—	(175,000)	(4,397)	(12,135)	(191,532)
Interest payment	(6,325)	—	—	—	(6,325)
Lease liabilities incurred	—	—	—	8,047	8,047
Lease liabilities modified or derecognized	—	—	—	(724)	(724)
Foreign exchange gains	—	—	(666)	(871)	(1,537)
Reclassification of deferred financing costs to Other Assets (Note 10)	—	5,522	—	—	5,522
Non-cash interest and financing expense	15,771	691	—	2,863	19,325
Balance at June 30, 2026	384,741	—	21,955	49,390	456,086

Current portion	(5,271)	—	(7,781)	(19,556)	(32,608)
	379,470	—	14,174	29,834	423,478

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million. The Notes mature on February 1, 2030. The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness, including trade payables, to the extent of the value of the collateral securing such indebtedness. During the three and six months ended June 30, 2026, the Company recognized interest charges of $8 million and $16 million related to the Notes, respectively, in the Condensed Interim Consolidated Statement of Operations (2025 - $0 million and $0 million, net of $8 million and $13 million, respectively, capitalized to the construction of qualifying assets during the period).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the six months ended June 30, 2026, the Company repaid $175 million and drew down $25 million on the RCF. As at June 30, 2026, the RCF was undrawn and the Company had the full capacity of $800 million available. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at June 30, 2026, the Company was in compliance with these debt covenants. During the three and six months ended June 30, 2026, the Company recognized interest charges of $2 million and $4 million related to the RCF, respectively, in the Condensed Interim Consolidated Statement of Operations (2025 - $1 million and $3 million, net of $0 million and $2 million, respectively, capitalized to the construction of qualifying assets during the period). Subsequent to June 30, 2026, the Company drew down $95 million under the RCF.

Fekola equipment loan facilities

During the six months ended June 30, 2026, the Company's subsidiary, Fekola SA, extended the availability of the third term equipment facility with Caterpillar Financial Services Corporation to December 31, 2026. The aggregate principal amount of the facility is up to the Euro equivalent of $35 million. As at June 30, 2026, $29 million has been drawn down under the third term equipment facility.

Lease liabilities

During the six months ended June 30, 2026, the Company entered into contracts that resulted in the recognition of $8 million of right-of-use assets and $8 million of lease liabilities. The valuation of the lease was based on a 2-year term.

12 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2026, the Company had 1,321,070,762 common shares outstanding (December 31, 2025 - 1,340,621,856 shares). No preferred shares were outstanding.

During the six months ended June 30, 2026, the Company paid two quarterly dividends of $0.02 per share each, totaling $54 million (2025 - $53 million). Of this amount, $1 million (2025 - $1 million) was satisfied by the issuance of 0.3 million shares (2025 - 0.4 million shares) under the Company's Dividend Re-investment Plan.

For the three and six months ended June 30, 2026, the Company issued 3 million and 11 million common shares for proceeds of $11 million and $38 million upon exercise of stock options.

Related party transactions during the six months ended June 30, 2025 related to compensation for key management personnel, including salaries, short term benefits, directors' fees and share-based payments of totalling $11 million (2025 - $7 million).

In April 2026, the Company received approval from the TSX to renew its Normal Course Issuer Bid ("NCIB"), previously implemented in April 2025, pursuant to which the Company may purchase up to a maximum of 10% (increased from 5%) of its issued and outstanding common shares during the period commencing April 3, 2026 and ending April 2, 2027. The Company is allowed to repurchase its common shares, through the facilities of the TSX, the NYSE American and other designated exchanges or alternative trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws. The Company repurchased and cancelled 35 million common shares for $172 million during the six months ended June 30, 2026. The book value of the cancelled common shares of $94 million was recorded as a reduction to share capital.

Subsequent to June 30, 2026, on August 6, 2026, the Company approved a third quarter dividend of $0.02 payable on September 23, 2026.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Net income (attributable to shareholders of the Company)	$417,334	$154,424	$617,271	$212,011
Interest and financing expense on convertible senior unsecured notes included in net income	$7,906	$—	$15,747	$468
Diluted net income (attributable to shareholders of the Company) used in calculating diluted earnings per share	$425,240	154,424	$633,018	$212,479

Basic weighted average number of common shares outstanding (in thousands)	1,331,711	1,321,740	1,336,219	1,320,074

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	144,996	144,996	144,996
Performance share units	4,420	4,308	4,420	4,308
Restricted share units	1,843	1,798	1,928	1,579
Stock options	6,897	4,179	7,499	2,552
Diluted weighted average number of common shares outstanding (in thousands)	1,489,867	1,477,021	1,495,062	1,473,509

Earnings per share (attributable to shareholders of the Company)
Basic	$0.31	$0.12	$0.46	$0.16
Diluted	$0.29	$0.10	$0.42	$0.14

13 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Finland	Total
	$	$	$	$

Balance at December 31, 2025	23,964	17,779	6,208	47,951
Share of net (loss) income	(2,772)	10,735	(64)	7,899
Distributions to non-controlling interest	(3,600)	(13,391)	—	(16,991)
Non-controlling interest associated with mining interest sold (Note 8)	—	—	(6,672)	(6,672)
Participating funding from non-controlling interest	—	—	517	517
Other	—	2	11	13
Balance at June 30, 2026	17,592	15,125	—	32,717

14 Derivative financial instruments

Fuel derivatives

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three and six months ended June 30, 2026, the Company recorded an unrealized fuel derivative loss of $12 million and a derivative gain of $12 million, respectively (2025 – loss of $1 million and $0 million, respectively) and realized fuel derivative gains of $10 million and $9 million, respectively (2025 - losses of $1 million and $1 million, respectively) as part of Gains (losses) on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	17,362	14,483	31,845
Average strike price	$0.39	$0.37	$0.38

Forward – gas oil:
Litres (thousands)	21,081	21,003	42,084
Average strike price	$0.51	$0.52	$0.51

The unrealized fair value of these contracts at June 30, 2026, was $8 million (December 31, 2025 - $(4) million).

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 11), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

For the three and six months ended June 30, 2026, the Company recorded unrealized gains of $148 million and $140 million, respectively (2025 - losses of $18 million and $70 million, respectively) on the gold collar contracts and realized losses of $71 million and $141 million, respectively (2025 - losses of $0 million and $0 million, respectively) as part of Gains (losses) on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at June 30, 2026:

	2026	2027	Total

Ounces	99,821	16,637	116,458
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at June 30, 2026, was $(94) million (December 31, 2025 - $(234) million).

15 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Mine as follows:
•2.7805% of gold production up to delivery of 87,100 ounces;
•1.4405% of gold production up to an aggregate of 134,000 ounces; and
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 17). The Company has guaranteed the gold stream obligation.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three and six months ended June 30, 2026, the Company delivered 859 ounces and 2,198 ounces, respectively, (2025 - 0 ounces and 0 ounces, respectively) into the gold stream obligation. The Company receives purchase price for each ounce of refined gold metal equal to 18% of the spot gold price. The difference between the spot gold price and such purchase price being payable is deducted against the upfront funding until it has been reduced to nil.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2025	282,731
Change in fair value	(16,914)
Gold delivered	(8,517)
Outstanding at June 30, 2026	257,300
Less current portion	(27,200)
230,100

16 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces.

During the three and six months ended June 30, 2026, the Company delivered 66,192 ounces and 132,384 ounces, respectively, into contracts valued at $146 million and $291 million, respectively. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Interim Condensed Consolidated Statement of Operations at the time of delivery based on the contract price.

As at June 30, 2026, the Company had delivered into all of its prepaid gold sales and had no contracts outstanding.

The following is a summary of the changes in the prepaid gold sales obligation:

$

Outstanding at December 31, 2025	285,458
Gold deliveries	(291,222)
Accretion	5,764
Outstanding at June 30, 2026	—

During the three and six months ended June 30, 2026, the Company recognized interest charges of $2 million and $6 million, respectively, relating to the financing component contained in the prepaid gold sales, in the Condensed Interim Consolidated Statement of Operations for the three and six months ended June 30, 2026 (2025 - $0 million and $0 million net of $10 million and $20 million, respectively, capitalized to the construction of qualifying assets during the period).

17 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at June 30, 2026, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at June 30, 2026			As at December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 7)	193,676	—	—	286,066	—	—
Short-term investments (Note 5)	3,456	—	—	4,868	—	—
Gold derivative contracts (Note 14)	—	(94,006)	—	—	(233,821)	—
Fuel derivative contracts (Note 14)	—	7,782	—	—	(4,415)	—
Gold stream obligation (Note 15)	—	—	(257,300)	—	—	(282,731)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Forward gold price estimates ranged from $4,054 to $5,328 per ounce. A $100 per ounce change in the gold forward price would have approximately a $6 million impact on the fair value of the gold stream obligation. A 50 basis point change in the discount rate would also have an approximately $7 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $642 million. The carrying amount of the Notes represents the liability component recorded at amortized cost (Note 11), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximates their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$

Income from operations before taxes	627,139	286,397	1,129,112	419,164
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	169,328	77,327	304,860	113,174

Increase (decrease) attributable to:
Change in losses and tax bases for which no tax benefit has been recorded	(14,082)	8,908	59,848	21,930
Effects of different foreign statutory tax rates	34,941	30,452	93,134	47,573
Future withholding tax	8,000	11,400	55,000	31,000
Change in losses and temporary differences not previously recognised	4,556	—	(18,499)	—
Benefit of optional tax incentives	(15,715)	(7,822)	(31,661)	(14,544)
Change due to foreign exchange	1,476	(40,449)	12,483	(58,207)
Royalty and windfall profit taxes	9,707	—	14,532	—
Change in non-taxable portion of gains	(39,178)	51	(43,817)	51
Withholding and other taxes	42,911	33,558	47,329	37,658
Non-deductible expenditures	4,551	9,715	8,739	15,523
Amounts under provided in prior years	25	1,504	955	689
Change in accrual for tax audits	999	1,000	1,039	1,000
Income tax expense	207,519	125,644	503,942	195,847

Current income tax, withholding and other taxes	179,857	160,174	394,202	246,257
Deferred income tax expense (recovery)	27,662	(34,530)	109,740	(50,410)
Income tax expense	207,519	125,644	503,942	195,847

Included in current income tax expense for the three and six months ended June 30, 2026, was an expense of $30 million and $81 million, respectively (2025 - $23 million and $36 million, respectively), related to the State of Mali's 20% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$

Gain on sale of mining interests (Note 8)	(292,374)	—	(292,374)	—
Depreciation and depletion	121,085	102,705	282,321	192,262
Unrealized (gains) losses on derivative instruments	(135,472)	19,780	(152,012)	70,655
Add back of realized loss on derivative instruments	71,407	—	141,175	—
Deferred income tax expense (recovery) (Note 18)	27,662	(34,530)	109,740	(50,410)
Write-off plant and equipment (Note 8)	49,713	—	49,713	—
Gain on dilution of associate (Note 9)	(6,126)	—	(30,129)	—
Change in fair value of gold stream (Note 15)	(35,720)	21,754	(16,914)	52,306
Non-cash interest and financing expense	15,387	4,854	33,785	10,577
Share-based payments	5,143	8,017	13,673	13,886
Share of net (income) loss of associates (Note 9)	(579)	576	(5,480)	(178)
Non-recoverable input taxes	2,094	5,431	3,413	12,277
Other	(1,826)	11,576	9,421	20,218
	(179,606)	140,163	146,332	321,593

Changes in non-cash working capital:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$

Accounts receivable and prepaids	(18,402)	(12,866)	(34,096)	(15,939)
Value-added and other tax receivables	10,165	18,380	9,405	10,926
Inventories	8,662	462	(3,479)	(33,040)
Accounts payable and accrued liabilities	(12,447)	11,111	(4,828)	12,531
Current income and other taxes payable	(106,419)	11,775	62,541	39,544
	(118,441)	28,862	29,543	14,022

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$

Goose Mine, exploration	(3,345)	(7,634)	(9,763)	(10,322)
Masbate Mine, exploration	(893)	(531)	(1,301)	(951)
Otjikoto Mine, exploration	(1,303)	(2,382)	(2,598)	(4,213)
Back River Regional, exploration	(6,063)	(3,006)	(7,970)	(3,006)
Other	(1,205)	(325)	(2,867)	(982)
	(12,809)	(13,878)	(24,499)	(19,474)

Non-cash investing and financing activities:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$

Change in current liabilities relating to mining interest expenditures	17,566	(24,924)	16,966	(11,055)
Interest capitalized to construction of qualifying assets	16	18,341	30	34,768

For the three and six months ended June 30, 2026, the Company paid $262 million and $293 million, respectively, of current income tax, withholding and other taxes in cash (2025 - $115 million and $170 million, respectively).

20 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate, Otjikoto and Goose mines. It also includes Fekola Regional properties, which are in the exploration and evaluation stage. The Fekola Regional segment includes the Anaconda Area (the combined Menankoto permit) and the Dandoko permit. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates. The “Corporate” segment includes corporate operations. The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2026
	Fekola Mine	Fekola Regional	Goose Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	518,048	—	4,000	24,675	96,704	—	145,927	789,354
Intersegment gold revenue	—	—	73,696	220,102	—	—	(293,798)	—
Production costs	129,212	—	38,107	45,187	23,705	—	—	236,211
Depreciation & depletion	62,019	145	23,758	28,375	6,754	—	571	121,622
Net income (loss)	113,925	(201)	(53,544)	101,454	37,337	300,853	(80,204)	419,620
Capital expenditures	39,567	28,439	70,949	15,772	8,979	15,055	—	178,761
Total assets	1,470,305	255,111	2,339,059	619,068	293,399	413,633	358,676	5,749,251

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended June 30, 2025
	Fekola Mine	Fekola Regional	Goose Project	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	377,316	—	—	132,698	182,192	—	—	692,206
Production costs	96,121	—	—	34,468	29,774	—	—	160,363
Depreciation & depletion	44,015	123	—	18,343	40,224	9	567	103,281
Net income (loss)	105,583	(1,194)	(1,158)	47,892	60,296	(786)	(49,880)	160,753
Capital expenditures	53,379	5,027	151,118	18,030	7,091	8,504	40	243,189
Total assets	1,493,359	199,394	1,952,209	683,244	304,100	351,335	322,727	5,306,368

	For the six months ended June 30, 2026
	Fekola Mine	Fekola Regional	Goose Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,252,898	—	10,387	141,696	251,806	—	291,222	1,948,009
Intersegment gold revenue	—	—	286,836	332,407	—	—	(619,243)	—
Production costs	240,215	—	102,385	74,302	53,147	—	—	470,049
Depreciation & depletion	144,590	300	69,064	50,829	17,537	—	1,069	283,389
Net income (loss)	317,692	(2,095)	49,702	205,273	99,009	328,703	(373,114)	625,170
Capital expenditures	86,652	44,415	148,042	32,099	17,487	27,747	—	356,442
Total assets	1,470,305	255,111	2,339,059	619,068	293,399	413,633	358,676	5,749,251

	For the six months ended June 30, 2025
	Fekola Mine	Fekola Regional	Goose Project	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	631,983	—	—	262,091	330,239	—	—	1,224,313
Production costs	185,146	—	—	72,484	64,727	—	—	322,357
Depreciation & depletion	80,778	259	(3,770)	37,823	77,172	36	1,131	193,429
Net income (loss)	172,623	(450)	2,130	83,910	100,344	(4,842)	(130,398)	223,317
Capital expenditures	117,382	8,173	248,618	26,183	12,529	15,977	128	428,990
Total assets	1,493,359	199,394	1,952,209	683,244	304,100	351,335	322,727	5,306,368

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	June 30, 2026	December 31, 2025
	$	$
Mining interests
Canada	2,002,760	1,950,116
Mali	1,099,927	1,105,803
Philippines	411,618	431,312
Namibia	136,797	128,392
Colombia	123,570	106,703
Finland	—	37,505
Other	1,092	506
	3,775,764	3,760,337

21 Commitments

As at June 30, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $17 million for mobile equipment purchases and major rebuilds, and $2 million for other capital expenditures, of which $18 million expected to be incurred in 2026 and $1 million expected to be incurred in 2027 .
•For payments at the Goose Mine of $11 million for the purchase and assembly of a mobile crusher and supporting equipment, $6 million for mobile equipment purchases, $6 million related to site infrastructure and civil projects, and $4 million for crushing circuit upgrades, all of which expected to be incurred in 2026.
•For payments at the Masbate Mine of $4 million related to mobile equipment purchases, all of which is expected to be incurred in 2026.
•For payments of $35 million at the Otjikoto Mine for the development of the Antelope project, of which $9 million expected to be incurred in 2026, $20 million is expected to be incurred in 2027 and $7 million expected to incurred in 2028.
•For payments of $19 million at the Gramalote Project for resettlement programs of which $16 million is expected to be incurred in 2026 and $3 million is expected to be incurred in 2027.